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                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                           Subject Company: Occam Networks, Inc.
                                                   Commission File No. 333-75816

                   Occam Networks Appoints Bob Howard-Anderson
                   Senior Vice President of Product Operations

Former Procket Networks, Sun Microsystems, Network Equipment Technologies (NET)
    executive brings 20+ years of R&D, product management and manufacturing experience to Occam

         SANTA BARBARA, Calif., Mar. 11, 2002-- Occam Networks, Inc. today announced that Bob Howard-Anderson has joined the company as senior vice president of product operations. A veteran of the telecommunications and networking equipment industry with more than 20 years of experience, Howard-Anderson will be responsible for R&D, product management, and manufacturing operations for the company.

         "I am delighted to have Bob join the Occam executive team as we work through the merger of Occam Networks and Accelerated Networks, Inc. and embark on our life as a public company," said Kumar Shah, Occam president and CEO. "I look forward to leveraging Bob's experience at Procket Networks, Sun Microsystems, and Network Equipment Technologies to work through this transition and take Occam to the next level of growth."

         "A new market is clearly emerging -- the Broadband Loop Carrier (BLC) market. It's poised to replace the Digital Loop Carrier (DLC) market and to be a leading sector in the turnaround of the telecommunications equipment market as a whole," said Howard-Anderson. "Occam is on track to become the leader in this growing market. I look forward to helping the company deliver on its promise as it grows and moves into profitability."

         Howard-Anderson joins Occam Networks from Procket Networks, Inc. where he was vice president of product operations with responsibility for R&D, product management, and manufacturing operations. Prior to Procket Networks, Howard-Anderson was vice president of engineering for Sun Microsystems, Inc. where he developed and introduced a broad portfolio of products for central office and service provider markets.


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         Howard-Anderson has held key executive and management positions with a variety of leading communication equipment manufacturers including First Pacific Networks, N.E.T, Octocom Systems, Inc., and Bolt Baranek and Newman.

About Occam Networks

         Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, innovative Ethernet- and IP-based loop carrier platforms that enable incumbent local exchange carriers to profitably deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network. In November 2001, Occam Networks announced that it had signed a definitive merger agreement with Accelerated Networks (Nasdaq: ACCL). The merger is expected to close early in the second quarter of 2002, subject to the satisfaction of certain closing conditions, including the approval of the stockholders of both companies. Occam is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.

         Accelerated Networks has filed a Registration Statement on SEC Form S-4 in connection with the merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Accelerated Networks, Occam, the merger and related matters. Investors and security holders of Accelerated Networks and Occam are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. Free copies of these documents will be available through the Web site maintained by the SEC at http://www.sec.gov/.

                                       ###

Contact:
Daphne Page                                             Derek Fay
Director, Corporate Communications                      ConnectPR
Occam Networks, Inc.                                    +1 801 373 7888
+1 805 692 2919 direct                                  derekf@connectpr.com
dpage@occamnetworks.com